Filed pursuant to Rule 433

Registration Statement No. 333-239038

January 14, 2021

FOR IMMEDIATE RELEASE

January 14, 2021

MEXICO CITY, MEXICO —

New Notes Offering

The United Mexican States (“Mexico”) announced today that it priced a global offering (the “New Notes Offering”) of €1,514,779,000 aggregate principal amount of its 1.450% Global Notes due 2033 (the “2033 New Notes”) and €1,184,165,000 aggregate principal amount of its 2.125% Global Notes due 2051 (the “2051 New Notes,” and together with the 2033 New Notes, the “New Notes”).

The aggregate principal amount of New Notes includes approximately €514,800,000 of 2033 New Notes and €384,200,000 of 2051 New Notes intended to fund the purchase of preferred tenders in the concurrent tender offer described below. The closing of the New Notes Offering is expected to occur on January 25, 2021.

Banco Santander, S.A., Barclays Bank PLC, BNP Paribas and Citigroup Global Markets Limited served as Joint Lead Underwriters for the New Notes Offering.

The New Notes Offering was made only by means of a preliminary prospectus supplement and an accompanying base prospectus. Copies of the preliminary prospectus supplement, the final prospectus supplement (when filed) and the related base prospectus for the Offering may be obtained by contacting: Banco Santander, S.A. collect at +44 7418 709 688 / +44 7742 403 679, Barclays Bank PLC, collect at +44 20 3134 8515/toll-free at +1-888-603-5847, BNP Paribas toll-free at +1-800-854-5674 / collect at +44 (0)20 7595 8222 and Citigroup Global Markets Limited toll-free at 1-800-831-9146.

Application will be made for the New Notes to be admitted to listing on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Mexico’s previously announced tender offer (the “Tender Offer”) to purchase the notes of the series listed in the tables below (collectively, the “Old Notes”) on the terms and subject to the conditions contained in the Offer to Purchase, dated Thursday, January 14, 2021 (the “Offer to Purchase”), expired as scheduled at 2:00 p.m., London time, today. All capitalized terms used but not defined under the heading “Tender Offer” in this communication have the respective meanings specified in the Offer to Purchase.

The purchase price for the 2.750% Global Notes due 2023 (the “2023 Notes”) validly tendered and accepted pursuant to the Tender Offer was calculated in accordance with the procedures set forth in the Offer to Purchase and Mexico’s press release issued today, based on (i) the Bund Rate (as defined in the Offer to Purchase), which is a yield to maturity based on the average of the bid and ask prices of the reference Bundesanleihe security of the German Government (the “Reference Bund”) identified for such series in Table 1 below and (ii) the Fixed Spread for such series set forth on the cover of the Offer to Purchase. The purchase prices to be paid for each series of the Old Notes, other than the 2023 Notes, validly tendered and accepted pursuant to the Tender Offer were calculated in accordance with the procedures set forth in the Offer to Purchase and Mexico’s press release issued today, based on (i) the Interpolated Mid-Swap Rate (as defined in the Offer to Purchase) identified for such series in the tables below and (ii) the Fixed Spread for such series set forth on the cover of the Offer to Purchase.

Table 1: Tranche A Old Notes

Old Notes	Outstanding Principal Amount as of January 13, 2021	ISIN	Common Code	Reference Security	Purchase Price(1)
2.750% Global Notes due 2023	€1,600,000,000	XS0916766057	091676605	OBL 0% due 04/14/23 (DE0001141778)	€1,074.28
1.625% Global Notes due 2024	€1,250,000,000	XS1198102052	119810205	2024 Interpolated Mid-Swap Rate	€1,052.86
1.625% Global Notes due 2026	€1,500,000,000	XS1974394675	197439467	2026 Interpolated Mid-Swap Rate	€1,055.20
1.750% Global Notes due 2028	€1,500,000,000	XS1751001139	175100113	2028 Interpolated Mid-Swap Rate	€1,064.29

(1)

Per €1,000.00 principal amount of Tranche A Old Notes validly tendered and accepted for purchase. Holders will also receive accrued and unpaid interest on Old Notes validly tendered and accepted for purchase.

Table 2: Tranche B Old Notes

Old Notes	Outstanding Principal Amount as of January 13, 2021	ISIN	Common Code	Reference Security	Purchase Price(1)
2.875% Global Notes due 2039	€1,500,000,000	XS1974394758	197439475	2039 Interpolated Mid-Swap Rate	€1,105.88
3.000% Global Notes due 2045	€1,250,000,000	XS1198103456	119810345	2045 Interpolated Mid-Swap Rate	€1,129.65

(1)

Per €1,000.00 principal amount of Tranche B Old Notes validly tendered and accepted for purchase. Holders will also receive accrued and unpaid interest on Old Notes validly tendered and accepted for purchase.

Tomorrow, Friday, January 15, 2021, Mexico expects (i) to instruct Citigroup Global Markets Inc. as the Billing and Delivering Bank to accept, subject to proration and other terms and conditions as described in the Offer to Purchase, valid Preferred and Non-Preferred Tenders and (ii) to announce the Tranche A Maximum Purchase Amount, Tranche B Maximum Purchase Amount and the aggregate principal amount of Preferred Tenders and Non-Preferred Tenders of each series of Old Notes that has been accepted, and whether any proration has occurred.

The Offer to Purchase may be downloaded from the Information Agent’s website at www.dfking.com/ums or obtained from the Information Agent,

D. F. King & Co., Inc., at ums@dfking.com or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Banco Santander, S.A. 2 Triton Square Regent’s Place London NW1 3AN United Kingdom Collect: +44 7418 709 688 / +44 7742 403 679	Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom Collect: +44 20 3134 8515 / Toll-Free: +1-888-603-5847	BNP Paribas 16, boulevard des Italiens 75009 Paris France + 33 1 55 77 78 94	Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 Collect: +1 (212) 723-0859 / Toll-Free: +1(800) 558-3745

The Billing and Delivering Bank for this Tender Offer is: Citigroup Global Markets Inc.

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

*            *             *

Mexico has filed a registration statement (including the prospectus) and the preliminary prospectus supplement with the SEC for the New Notes Offering. Before you invest, you should read the prospectus in that registration statement and other documents Mexico has filed with the SEC for more complete information about Mexico and the New Notes Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Lead Underwriters, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

Important Notice

The distribution of materials relating to the New Notes Offering and the Tender Offer and the transactions contemplated by the New Notes Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Notes Offering or the Tender Offer come into your possession, you are required by Mexico to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Mexico in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of these securities will be made only by means of the preliminary prospectus and the accompanying prospectus supplement and prospectus.

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II professionals/ECPs-only-No PRIIPs KID— For the purposes of each EU manufacturer’s product approval process, as defined in Directive 2014/65/EU (as amended, “MiFID II”), EU manufacturer target market is eligible counterparties and professional clients (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.

The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investors in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

UK MiFIR professionals/ECPs-only-No UK PRIIPs KID –For the purposes of each UK manufacturer’s product approval process, UK manufacturer target market is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (UK KID) has been prepared as not available to retail in the UK.

In connection with the issue of the New Notes, Citigroup Global Markets Limited (the “Stabilizing Manager”) (or persons acting on behalf of the Stabilizing Manager) may over-allot New Notes or effect transactions with a view to supporting the market price of the New Notes at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the New Notes is made and, if begun, may cease at any time but must end no later than the earlier of 30 days after the issue date of the New Notes and 60 days after the date of the allotment of the New Notes. Any stabilization action or overallotment must be conducted by the Stabilizing Manager (or persons acting on behalf of any Stabilizing Manager) in accordance with all applicable laws and rules.

In Belgium, the New Notes Offering and the Tender Offer are not directly or indirectly, being made to, or for the account of, any person other than to qualified investors (gekwalificeerde beleggers/investisseurs qualifiés) within the meaning of Article 2(e) Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC. (Règlement (UE) 2017/1129 du 14 juin 2017 du Parlement européen et du Conseil concernant le prospectus à publier en cas d’offre au public de valeurs mobilières ou en vue de l’admission de valeurs mobilières à la négociation sur un marché réglementé, et abrogeant la directive 2003/71/CE / Verordening (EU) 2017/1129 van het Europees Parlement en de Raad van 14 juni 2017 betreffende het prospectus dat moet worden gepubliceerd wanneer effecten aan het publiek worden aangeboden of tot de handel op een gereglementeerde markt worden toegelaten en tot intrekking van Richtlijn 2003/71/EG), as amended or replaced from time to time (Belgian Qualified Investor), that do not qualify as consumers (consumenten/consommateurs) within the meaning of Article I.1, 2° of the Belgian Code of Economic Law of February 28, 2013 (Wetboek van economisch recht/Code de droit économique), as amended or replaced from time to time (Consumers). A Consumer within the meaning of Article I.1, 2° of the Belgian Code of Economic Law is any natural person who is acting for purposes which are outside their trade, business, craft or profession.

As a result, the New Notes Offering and the Tender Offer do not constitute a public takeover bid pursuant to Articles 3, §1, 1° and 6, § 1 of the Belgian law of April 1, 2007 on public takeover bids (Wet op de openbare overnamebiedingen/Loi relative aux offres publiques d’acquisition), as amended or replaced from time to time.

Consequently, the New Notes Offering and the Tender Offer and any material relating thereto have not been and will not be, notified or submitted to, nor approved by the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers) pursuant to the Belgian laws and regulations applicable to the public offering or tendering of securities.

The New Notes Offering and the Tender Offer as well as any materials relating thereto may not be advertised, nor distributed, directly or indirectly, to any person in Belgium other than Belgian Qualified Investors acting for their own account who are not Consumers, and may not be used in connection with any offering in Belgium except as may otherwise be permitted by law.

The New Notes and the Old Notes will not be registered under Chilean Law No. 18,045, as amended, with the Comisión para el Mercado Financiero de Chile (Financial Market Commission of Chile, or “CMF”) and, accordingly, the New Notes and the Old Notes cannot and will not be offered or sold to persons in Chile except in circumstances which have not resulted and will not result in a public offering under Chilean law, and in compliance with Norma de Carácter General (Rule) No. 336, dated June 27, 2012, issued by the CMF.

The New Notes may not be offered, sold or negotiated in Colombia, except in compliance with Part 4 of Decree 2555 of 2010. The Offer to Purchase and the New Notes Offering do not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law.

The New Notes Offering and the Tender Offer have not been and will not be approved by the Danish Financial Supervisory Authority, as neither constitute a public offer in accordance with the EU Prospectus Regulation (Regulation (EU) 2017/1129) nor the Danish Capital Market Act.

This announcement does not constitute an offer to the public in France. It is not a prospectus within the meaning of the Prospectus Regulation.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the New Notes Offering that has been approved by the French Autorité des marchés financiers (“AMF”) or by the competent authority of another Member State of the EEA and notified to the AMF under the Prospectus Regulation; the materials relating to the New Notes have not been distributed or caused to be distributed and will not be released, issued or distributed or caused to be released, issued or distributed, directly or indirectly, to the public in France, or used in connection with any offer for subscription, exchange or sale of the notes to the public in France. Any such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, and/or to (ii) investment services providers authorized to engage in portfolio management services on behalf of third parties and/or to (iii) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in, and in accordance with, Articles L.411-2, II, D.411-1, D.411-4, D.744-l, D.754-l and D.764-1 of the French Code monétaire et financier.

In the event that the New Notes purchased or subscribed by investors listed above are offered or resold, directly or indirectly, to the public in France, the conditions relating to public offers set forth in Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Code monétaire et financier must be complied with. Investors in France and persons into whose possession offering materials come must inform themselves about, and observe, any such restrictions.

The Tender Offer is made in the Federal Republic of Germany (“Germany”) to existing holders of the Old Notes only.

The prospectus supplement does not constitute a prospectus compliant with the Prospectus Regulation and does therefore not allow any public offering in Germany. No action has been or will be taken in Germany that would permit a public offering of the New Notes, or distribution of a prospectus or prospectus supplement or any other offering material relating to the New Notes. In particular, no prospectus (Prospekt) within the meaning of the Prospectus Regulation and the German Securities Trading Act (Wertpapierprospektgesetz) or any other applicable laws in Germany has been or will be published in Germany, nor has any prospectus or the prospectus supplement been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication in Germany.

The prospectus supplement is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

With respect to persons in Hong Kong, the New Notes Offering and the Tender Offer are only made to, and are only capable of acceptance by, “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder. No person or entity may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the New Notes, Old Notes or the Tender Offer, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Old Notes which are or are intended to be tendered, or New Notes which are intended to be purchased, only by persons outside Hong Kong or only by “professional investors” as defined in the SFO and any rules made under thereunder.

The Old Notes and the New Notes, and the Offer to Purchase and the New Notes Offering prospectus supplement, and any other documents or materials related to such offers have not and will not be registered with the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to applicable Italian laws and regulations. The Offer to Purchase and the New Notes Offering are being carried out pursuant to the exemptions provided for, with respect to the Offer to Purchase, in Article 101 bis, paragraph 3 bis of Legislative Decree No. 58 of 24 February 1998, as amended (the “Consolidated Financial Act”) and Article 35 bis, paragraph 4, of CONSOB Regulation No. 11971 of 14 May 1999, as amended; and, with respect to the New Bonds Offering, in Article 1, paragraph 4, letter c), of Regulation (EU) 2017/1129.

Holders or beneficial owners of the Old Notes that are resident and/or located in Italy can tender the Old Notes for purchase, and the New Notes Offerings can be offered, sold and delivered, through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Regulation (EU) 2017/1129, the Consolidated Financial Act, the CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations or with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis à vis its clients in connection with the bonds or the relevant offering.

In Luxembourg, this announcement has been prepared on the basis that the offer of the New Notes, the Tender Offer and the potential exchange offer will be made pursuant to an exemption under Article 1 (4) of the Prospectus Regulation from the requirement to produce a prospectus for offers of securities.

Neither the Offer to Purchase, nor any other documents or materials relating to the Offer to Purchase have been approved by or will be submitted for the approval of, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or the “CNBV”) and, the New Notes have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores) maintained by the CNBV, and therefore the Old Notes and New Notes have not and may not be offered or sold publicly in Mexico. However, investors that qualify as institutional or qualified investors pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores), may be contacted in connection with, and may participate in the Offer to Purchase, and can be offered or purchase New Notes. The participation in the Offer to Purchase or the acquisition of New Notes will be made under such investor’s own responsibility.

In Norway, the New Notes Offering and the Tender Offer are made only in accordance with applicable exemptions from the requirement to prepare a prospectus or offer document in accordance with the Norwegian Securities Trading Act. Accordingly, the New Notes Offering and the Tender Offer have not been and will not be filed with or approved by the Norwegian Financial Supervisory Authority, the Oslo Stock Exchange or the Norwegian Registry of Business Enterprises.

The Tender Offer is not intended for any person who is not qualified as an institutional investor, in accordance with provisions set forth in Resolution SMV No. 021-2013-SMV-01 issued by Superintendencia del Mercado de Valores (Superintendency of Capital Markets) of Peru, and as subsequently amended. No legal, financial, tax or any other kind of advice is hereby being provided.

The New Notes Offering prospectus supplement, the accompanying prospectus and the Offer to Purchase have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. The Offer to Purchase does not constitute an offering of securities in Singapore pursuant to the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). The New Notes will not be offered or sold or cause that such New Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such New Notes or cause such New Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such New Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the New Notes are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the New Notes shall not be sold within the period of six months from the date of the initial acquisition of the notes, except to any of the following persons:

•	an institutional investor (as defined in Section 4A of the SFA);

•	a relevant person (as defined in Section 275(2) of the SFA); or

•	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Where the New Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the New Notes pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of such corporation) where the transfer arises from an offer referred to in 276(3)(i)(B) of the SFA or (in the case of such trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

None of the offer materials related to the New Notes Offering or Tender Offer have been approved or registered in the administrative registries of the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores). Consequently, the securities may not be offered, sold or distributed in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 35 of the restated text of the Securities Markets Act approved by Royal Legislative Decree 4/2015, dated October 23, 2015 (Real Decreto Legislativo 4/2015, de 23 de octubre, por el que se aprueba el texto refundido de la Ley del Mercado de Valores), Royal Decree 1310/2005, dated November 4, 2005 (Real Decreto 1310/2005 de 4 de noviembre), or otherwise in reliance on an exception from registration available thereunder.

The prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the New Notes described therein in Switzerland, except as permitted by law. The New Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be admitted to any trading venue (exchange or multilateral trading facility) in Switzerland.

Neither the prospectus supplement nor any other offering or marketing material relating to the New Notes constitutes a prospectus as such term is understood pursuant to the FinSA, and neither the prospectus supplement nor any other offering or marketing material relating to the New Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this communication, the Offer to Purchase nor any other offer material relating to the Tender Offer or the New Notes Offering has been approved by an authorized person for the purposes of section 21 of the FSMA. This communication, the Offer to Purchase and the prospectus supplement are only being distributed to and are only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which the Offer to Purchase or the New Notes Offering relates will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the same will be engaged in only with, relevant persons. The New Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the New Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on the Offer to Purchase, the prospectus supplement or any of their contents.

The New Notes Offering and the Tender Offer qualifies as a private placement pursuant to section 2 of Uruguayan law 18.627. The New Notes and the Old Notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

Contact information:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor New York, NY 10005

E-mail: ums@dfking.com

Call Collect:: +1 (212) 269-5550

Call Toll-Free: +1 (800) 488-8035

Website: www.dfking.com/ums

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.